UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2024

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F    ☒  Form 40-F

Explanatory Note

Avino Silver & Gold Mines Ltd. (the “Company”) is filing this Form 6-K to furnish its consolidated financial statements for the years ended December 31, 2023 and 2022 and related Management’s Discussion and Analysis for the year ended December 31, 2023, which are concurrently being filed on SEDAR+.

The information contained in this report and the exhibits hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Exhibits:

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document

99.1	Consolidated Financial Statements For the years ended December 31, 2023 and 2022
99.2	Management’s Discussion & Analysis for the year ended December 31, 2023
104	Cover Page Interactive Data File (formatted as inline XBRL).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVINO SILVER & GOLD MINES LTD.

Date: March 20, 2024	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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